Exhibit 99.1

Amplify Energy Announces Transformational Combination with Juniper Capital’s Upstream Rocky Mountain Portfolio Companies

HOUSTON, January 15, 2025 -- Amplify Energy Corp. (NYSE: AMPY) (“Amplify,” the “Company,” “us,” or “our”) announced today that it has entered into a definitive merger agreement (the “Merger Agreement” and the transactions contemplated thereby, the “Transaction”) with privately held Juniper Capital (“Juniper”) to combine with certain Juniper portfolio companies which own substantial oil-weighted producing assets and significant leasehold interests in the DJ and Powder River Basins. Under the terms of the Merger Agreement, Amplify will issue Juniper approximately 26.7 million shares of Amplify common stock(1), par value $0.01 per share, and assume approximately $133 million in net debt(2). Pro forma for the Transaction, Amplify shareholders will retain approximately 61% of Amplify’s outstanding equity and approximately 39% will be owned by Juniper. The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions, including obtaining the requisite shareholder and regulatory approvals.

Strategic Rationale and Benefits

●	Substantially Increases Scale

The transaction adds approximately 19 MMBoe of Proved Developed Reserves, with a PV10 value of over $330 MM(3), and also adds approximately 287,000 net acres in the DJ and Powder River Basins in Wyoming adjacent to some of the largest publicly traded U.S. oil companies. Over 115,000 of the net acres are operated and held-by-production, with a high average working interest of approximately 90%. The large held-by-production position and multi-year term on a majority of the undeveloped acreage is expected to allow Amplify to opportunistically develop the assets over time.

●	Materially Improves Operating Metrics and Corporate Efficiency

In the third quarter of 2024, average daily production of the acquired assets was approximately 7,900 net Boe (81% oil, 90% liquids)(4). These assets generate strong margins with low operating costs, which we expect to improve operating metrics across the combined company. In addition, the acquired assets will be integrated into the existing platform with minimal incremental overhead costs, and the Company intends to continue streamlining the organization as it optimizes its portfolio of assets.

●	Increases Organic Growth Opportunities

Amplify has identified hundreds of potential high-quality, operated drilling locations to complement Amplify’s existing development inventory. Target formations include the Codell formation in the DJ Basin, near properties held by EOG Resources, and multiple formations including the Parkman, Turner, Niobrara and Mowry in the Powder River Basin near properties held by EOG Resources, Devon, Occidental and other large operators.

●	Significant Accretion and Synergies

The transaction is expected to be significantly accretive to free cash flow(5) in 2025 and over a 5-year time horizon. Amplify expects to benefit from material synergies including from optimizing overhead at the combined operations and from income tax savings related to the stepped-up basis of the acquired companies.

●	Creates a Focal Area for Further Consolidation Opportunities

The large acreage position and operating footprint in premier Rocky Mountain Basins provide the Company with a new core area for future consolidation opportunities with the potential for accretive bolt-on acquisitions from smaller private companies or non-core assets of larger operators. Additionally, the more broadly scaled pro forma asset base will afford Amplify flexibility in optimizing cash flow and production across its portfolio.

Martyn Willsher, Amplify’s President and Chief Executive Officer commented, “We are excited to partner with the Juniper Capital team in this transformational merger to create immediate and long-term value for Amplify’s shareholders. This transaction adds a new oil-rich area with significant current production and substantial upside to the Company’s asset base. Juniper’s assets in the Rockies complement Amplify’s ongoing development of our Beta Field and our strong cash flow from our legacy onshore assets. We believe that the Rockies area will experience substantial growth in the coming years, and we look forward to developing this position, while becoming more organizationally focused and efficient.”

Edward Geiser, Juniper’s Managing Partner, added, “The combination of our Rockies assets with Amplify’s existing operations creates a differentiated public company with strong cash flow and deep inventory. The combined company will have the flexibility to grow organically within its existing asset base and to pursue strategic consolidation in highly economic areas where few other large companies are currently focused. We believe Martyn and his team at Amplify are optimally suited to lead the combined operations, and we are excited about being a long-term investor in the Company.”

Board of Directors and Management

Edward (“Eddie”) Geiser and Josh Schmidt, both partners at Juniper Capital, will join Amplify’s Board of Directors, replacing two of Amplify’s existing Board members. Amplify’s management team will lead the combined company and will supplement the operational team with key hires to support the Rockies assets.

Chris Hamm, Amplify’s Chairman commented, “We are delighted to welcome Eddie and Josh to the Amplify Board. The Juniper team has a long track record of success in the oil and gas industry, most notably their efforts in leading Ranger Oil Corporation’s highly successful consolidation strategy in the Eagle Ford. We look forward to benefiting from their experience and working closely with them to drive incremental value to Amplify’s shareholders.”

Advisors

Houlihan Lokey Capital, Inc. served as Amplify’s financial advisor for this transaction and Kirkland & Ellis LLP served as Amplify’s legal advisors. Wells Fargo served as Juniper’s financial advisor for this transaction and Gibson, Dunn & Crutcher LLP served as Juniper’s legal advisors.

About Amplify Energy

Amplify Energy Corp. is an independent oil and natural gas company engaged in the acquisition, development, exploitation and production of oil and natural gas properties. Amplify’s operations are focused in Oklahoma, the Rockies (Bairoil), federal waters offshore Southern California (Beta), East Texas / North Louisiana, and the Eagle Ford (Non-op). For more information, visit www.amplifyenergy.com.

Conference Call

Amplify will host an investor teleconference today at 10:00 a.m. Central Time to discuss the transaction. Interested parties may join the call by dialing (888) 999-5318 at least 15 minutes before the call begins and providing the Conference ID: AEC. A presentation providing additional details on the transaction will be available on the Amplify website www.amplifyenergy.com prior to the call.

Forward-Looking Statements

This press release includes “forward-looking statements.” All statements, other than statements of historical fact, included in this press release that addresses activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements about the Company’s expectations of plans, goals, strategies (including measures to implement strategies), objectives and anticipated results with respect thereto. These statements address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as projections of results of operations, plans for growth, goals, future capital expenditures, competitive strengths, references to future intentions and other such references. These forward-looking statements involve risks and uncertainties and other factors that could cause the Company’s actual results or financial condition to differ materially from those expressed or implied by forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of the Company and its affiliates, including whether the conditions to the Mergers can be satisfied, whether the Mergers will be completed, as expected or at all, and the timing of Closing. Please read the Company’s filings with the Securities and Exchange Commission (the “SEC”), including “Risk Factors” in the Company’s Annual Report on Form 10-K, and if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are available on the Company’s Investor Relations website at https://www.amplifyenergy.com/investor- relations/default.aspx or on the SEC’s website at http://www.sec.gov, for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements in this press release are qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Cautionary Note on Reserves and Resource Estimates

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include estimated reserves or locations not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. You are urged to consider closely the oil and gas disclosures in the Company’s Annual Report on Form 10-K and our other reports and filings with the SEC.

Additional Information and Where to Find It

This press release relates to the proposed Transaction between Amplify and Juniper. In connection with the proposed Transaction, Amplify will file with the SEC a proxy statement on Schedule 14A (the “Proxy Statement”). Amplify will also file other documents regarding the proposed Transaction with the SEC. The Proxy Statement will be sent or given to the Amplify’s stockholders and will contain important information about the Transaction and related matters. INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO THE TRANSACTION AND THE OTHER AGREEMENTS CONTEMPLATED BY THE MERGER AGREEMENT. You may obtain a free copy of the Proxy Statement (if and when it becomes available) and other relevant documents filed by Amplify with the SEC at the SEC’s website at www.sec.gov. You may also obtain Amplify’s documents on its website at https://www.amplifyenergy.com/investor-relations/default.aspx.

Participants in the Solicitation

Amplify, Juniper and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with certain matters related to the Transaction and may have direct or indirect interests in the Transaction. Information about Amplify’s directors and executive officers is set forth in Amplify’s Proxy Statement on Schedule 14A for its 2024 Annual Meeting of Stockholders, filed with the SEC on April 5, 2024, its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 7, 2024, and its other documents filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents using the sources indicated above.

Footnotes

1)	Share consideration calculated based on fully diluted Amplify shares as of January 13, 2025 including approximately 39.9 MM shares outstanding plus approximately 1.9 MM unvested equity awards previously granted under the Amplify employee incentive plans and measured at target.

2)	Net debt consists of $140 MM outstanding as of 12/31/2024 less $2 MM of cash and pro-forma of $5 MM of cash to be contributed by Juniper before the closing date.

3)	Reserves and PV10 based on DeGolyer and MacNaughton midyear prepared report effective as of 10/1/2024 and utilizing strip pricing as of 10/25/2024; (NYMEX WTI, HH) - Bal24: $71.69, $2.75; 2025: $69.68, $3.25; 2026: $67.55, $3.62. PV-10 is a non-GAAP financial measure that represents the present value of estimated future cash inflows from proved oil and natural gas reserves that are calculated using the unweighted arithmetic average first-day-of-the-month prices for the prior 12 months, less future development and operating costs, discounted at 10% per annum to reflect the timing of future cash flows. The most directly comparable GAAP measure to PV-10 is standardized measure. PV-10 differs from standardized measure in its treatment of estimated future income taxes, which are excluded from PV-10. Amplify believes the presentation of PV-10 provides useful information because it is widely used by investors in evaluating oil and natural gas companies without regard to specific income tax characteristics of such entities. PV-10 is not intended to represent the current market value of our estimated proved reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure as defined under GAAP. The Company also presents PV-10 at strip pricing, which is PV-10 adjusted for price sensitivities. As GAAP does not prescribe a comparable GAAP measure for PV-10 of reserves adjusted for pricing sensitivities, it is not practicable for us to reconcile PV-10 at strip pricing to a standardized measure or any other GAAP measure.

4)	Based on preliminary third quarter 2024 unaudited results.

5)	Free cash flow is a non-GAAP financial measure that is derived from the standardized measures of net income or net cash provided by operating activities. Free cash flow is an important non-GAAP financial measure for Amplify’s investors since it serves as an indicator of the Company’s success in providing a cash return on investment. The GAAP measures most directly comparable to free cash flow are net income and net cash provided by operating activities. The Company does not provide guidance on the items used to reconcile between forecasted free cash flow to forecasted net income and net cash provided by operating activities due to the uncertainty regarding timing and estimates of certain items. Therefore, we cannot reconcile forecasted free cash flow to net income or net cash provided by operating activities without unreasonable effort.

Contacts

Jim Frew -- Senior Vice President and Chief Financial Officer

(832) 219-9044

jim.frew@amplifyenergy.com

Michael Jordan -- Director, Finance and Treasurer

(832) 219-9051

michael.jordan@amplifyenergy.com